UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

AMENDMENT NO. 12 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item  4.      Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On December 28, 2012, the Issuer and Roust Trading Ltd. (“Roust Trading”) entered into a binding term sheet (the “Term Sheet”). The Term Sheet modifies, in part, the amended and restated securities purchase agreement dated July 9, 2012, by and between the Issuer and Roust Trading (the “Securities Purchase Agreement”), and sets forth the following terms:

•	Roust Trading has agreed to permit the Issuer to use $50 million of cash that Roust Trading previously invested in the Issuer for working capital and corporate purposes.

•	Promptly following the date of the Term Sheet, Roust Trading and the Issuer will convert $50 million of the existing $70 million of New Debt previously issued by the Issuer to an affiliate of Roust Trading pursuant to the Securities Purchase Agreement into a credit facility in the form of a term loan owing from the Issuer to Roust Trading or one of its affiliates (the "New Credit Facility Debt"). Certain subsidiaries of the Issuer will guarantee and grant security in respect of the New Credit Facility Debt.

•	Pursuant to the Term Sheet, the Issuer, as borrower, and Roust Trading or one of its affiliates or an acceptable third-party, as lender, will negotiate a $15 million secured revolving credit facility.

•	Roust Trading will provide up to $107 million of new capital to the Issuer in lieu of its commitment to backstop the purchase of the Issuer’s 3.00% convertible notes due 2013 contained in the Securities Purchase Agreement subject to and conditional upon an overall restructuring of the Issuer’s capital structure that is acceptable to the Issuer and Roust Trading.

•	Both the Issuer and Roust Trading agree to release and waive all claims and causes of action arising under the Securities Purchase Agreement and the amended and restated governance agreement dated July 9, 2012, by and among the Issuer and Roust Trading (the “Governance Agreement”).

•	The Securities Purchase Agreement and the Governance Agreement will terminate on January 21, 2013.

The Term Sheet also addresses certain matters regarding management of the Issuer, including the following:

•	The formation of an operational management committee of the board of directors of the Issuer (the “Board”) to oversee the day-to-day business and operations of the Issuer. All executive officers, including the President, Chief Executive Officer and Chief Financial Officer will report to the operational management committee. The operational management committee will be composed of three directors: Mr. Roustam Tariko, Mr. N. Scott Fine and an additional nominee of Roust Trading.

•	The formation of a restructuring committee of the Board responsible for all matters related to any restructuring of the Issuer’s capital, including all financial matters related thereto. The Restructuring Committee will consist of Mr. Roustam Tariko and three directors not appointed by Roust Trading.

•	The appointment of Grant Winterton as Chief Executive Officer of the Issuer, effective as of January 10, 2013.

•	The Issuer shall use its best efforts to hold its annual general meeting of shareholders as soon as practicable. The directors nominated for election at the annual general meeting shall include three directors not affiliated with Roust Trading, three directors nominated by Roust Trading, and two directors, one not affiliated with Roust Trading and one affiliated with Roust Trading, only one of which may be elected by the Issuer’s shareholders.

The foregoing disclosure is qualified in its entirety by reference to the full text of the Term Sheet, a copy of which is attached hereto as Exhibited 99.34 and is incorporated herein by reference.

Subject to the Term Sheet, in furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other securityholders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 7.      Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.34	Binding Term Sheet between Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 28, 2012)

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko